Filed by Abitibi-Consolidated Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: AbitibiBowater Inc.

Commission File No.: 333-141428

Forward-Looking Statements

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the combination, benefits or synergies of the combination, and other statements contained in the following materials that are not historical fact are forward-looking statements, that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “projects,” “intends,” “hopes,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater. Such statements include, but are not limited to, statements about the progress of various regulatory approvals and the likelihood that such approvals will be obtained, the timing of the transaction, the progress of the integration efforts, projected synergies, their realization and the timing for achieving such realization, future financial and operating results, Abitibi-Consolidated’s and Bowater’s plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated’s and Bowater’s products, the future development of Abitibi-Consolidated’s and Bowater’s business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. There is no assurance the combination contemplated in the following materials will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in the following materials are expressly qualified by information contained in each company’s filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

In connection with the proposed combination, AbitibiBowater has filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4, which includes a preliminary proxy statement of Bowater, a preliminary prospectus of AbitibiBowater and a preliminary management information circular of Abitibi-Consolidated. Shareholders are urged to read the preliminary joint proxy statement/prospectus/management information circular regarding the proposed combination, and the definitive proxy statement/prospectus/management information circular when it becomes available, because it contains or will contain important information. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that will be incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2,

Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9473.

Participants in the Solicitation

Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated’s directors and executive officers is available in the Annual Information Form for the year ended December 31, 2006 filed on SEDAR by Abitibi-Consolidated on March 15, 2007 (which was filed on Form 40-F with the SEC by Abitibi-Consolidated on March 15, 2007), and the management proxy circular with respect to Abitibi-Consolidated’s 2007 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on April 5, 2007 (which was filed with the SEC on April 5, 2007 on Form 6-K). Information regarding Bowater’s directors and executive officers is available in the Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC by Bowater on March 1, 2007, as amended by Amendment No. 1 on Form 10-K/A filed on April 30, 2007, and in the preliminary proxy statement with respect to Bowater’s 2007 Annual Meeting of Stockholders which is included in the registration statement on Form S-4 filed by AbitibiBowater on March 20, 2007, as amended. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus/management information circular filed with the SEC and will be contained in the definitive joint proxy statement/prospectus/management information circular and other relevant materials to be filed with the SEC and the Canadian securities regulatory authorities when they become available.

The following are transcribed excerpts of comments made by John Weaver, President and Chief Executive Officer, Abitibi-Consolidated Inc., at the 2007 JP Morgan Basics & Industrials Conference on June 12, 2007:

So, basically, where we stand on the Abitibi-Bowater merger is, we expect to, we’ve announced that we expect to have a shareholder vote on July 26 th. Both Abitibi and Bowater will vote on that day and the record date for Abitibi shareholders will be June the 20 th. The, so that’s the first hurdle behind us will be the shareholder vote.

We’ve had ongoing regulatory discussions both with DOJ and Canadian Bureau. Those have gone quite well. We expect no hurdles really there. I think that certainly there is no problem with the deal itself and I, you know, depending on how optimistic you are, there’s, we may, we still feel the deal will going on as is, without any trimming around the edges... But certainly we’ll see that how that plays out over the coming months. We do expect to get that approval in the third quarter.

We’ve put together 9 integration teams inside of Abitibi and Bowater, across the various corporate functions as well as some manufacturing functions to review the integration and the two companies. This includes four clean teams. By clean team, I mean we have a third party in between the two companies and so we relay information to this clean team and they assemble the information to be given back to the new company on Day One.

So, that includes areas like procurement, logistics, certainly sales, where we can’t have actual conversations into the details from company to company but we can put together a database that can then be used by the new management team on Day One to rapidly implement the synergies.

The integration teams are charged with three things. One is to think about the organization, what kind of organization they think can best deliver the synergies and also for the operations of the company in the future.

They are charged with insuring that we will the deliver on the $250 million in synergies plus to put together plans for stretched targets and what we call stretched speed targets, in other words, “how can we deliver the $250 M in synergies in a faster way”, in one year say versus two, or in one and a half years versus two.

And the third issue is to look at Day One readiness. What are the things that we need to have in place so that on Day One we can service customers, deliver our products, and do normal business as one company.

These teams basically we launched in mid-April and we’re focussed on having their plans complete in August so that we can be ready for closure anytime in the third quarter.

So that sort of concludes the presentation and I would be happy to take some questions.

. . .

Well, you know I think that the, the, the deal will go through. I don’t think either company has the ability to generate $125 million in cost savings on their own. I think the $250 million plus, in synergies, is certainly the biggest carrot either company can, can imagine and I also, I think it cements Abitibi-Bowater as a global leader in printing papers and wood and forest products. So I think the deal is certainly going to go through. Certainly the first, one of the first order of business is, will be to restructure the public debt and I think that’ll be on, ongoing almost immediately and similarly inside of Abitibi we certainly, our strategy was to build a large cash reserve for 07-08. I think we’ve demonstrated that we have done that. We burned a little bit more cash in the first quarter due to working capital, but that should come back to us as the year goes on. We always use working capital in the first quarter and recover it in the second and third, so for Abitibi itself we look for the, we certainly have sufficient cash to cover the next couple of years.

The following are transcribed excerpts of a question and answer session held with Pierre Rougeau, Senior Vice-President, Corporate Development & CFO, Abitibi-Consolidated Inc., at the 2007 Scotia Capital Materials Conference on May 30, 2007:

Q: With newsprint prices turning down right now, do you think Abitibi will close, permanently close, any newsprint mills before the closure of the merger with Bowater?

A: That’s the kind of question which is difficult to answer in this context, I have mentioned before, maybe certain questions I can deal with, certain I cannot. Having said that, as a Company, we had idled a mill in Fort-William in February. I believe Bowater has idled some machines since we announced the transaction. You know, in the past so, until we, until the merger happens, the two companies are operated separately and they will do what they need to do as companies. At this point, I cannot tell you whether that means shutting down capacity, but you know, we need to operate our companies separately until the deal is closed. After that, we’ll, the companies will be merged. But, anything dealing with capacity, at this point, we would rather not talk about, to put it that way.

Q: Given the deterioration in the newsprint market since the deal was announced, and the relatively sounder balance sheet that Bowater has, do you anticipate or have you had any sense of opposition among the shareholder base of Bowater?

A: No, not at all. And I haven’t seen anything there.

Q: Do you know if there is enough overlap between the two to make it in their interest, the shareholders?

A: What do you mean by that?

Q: Well, if there are shareholder overlaps between the two companies.

A: I guess there is some but they would tend to be different, mostly. But there is some overlap, but to the extent of which... And shareholders change, I mean, we’ve seen changes in our shareholder base in the last six months, just like we see it every year. It’s quite a delicate market out there. But, I mean, what I can tell you is that the two companies have been working actively together to make sure that in August we are ready to be, I guess to run as a single entity, and every department is talking with the other department and... there are some things we cannot share right now like client lists, and certain cost information, and what have you, within the two companies, all the departments like the IT, the Control, the Tax, they’re all talking, the HR. You know, we are all making sure that, come August, we can run as a single company.

. . .

Q: Pierre, you’ve just mentioned August as the date ... Can you just give us a quick update in terms of what exactly is going on in terms of process and...

A: Well, essentially, when we announced the transaction, we said that we were looking to close a deal in the third quarter... That’s still the case. The third quarter, as you know, starts July 1st and ends September 30th. So it’s quite a wide... there’s three months there. Internally, we are making sure that the company is ready to operate in August as a single entity. We haven’t got any specific dates yet, as far as regulatory approval is concerned. But things are going as planned, I mean, there’s... everything is going as we anticipated, so right now we haven’t seen any specific roadblock in this transaction.